ALERE INC.

51 SAWYER ROAD, SUITE 200

WALTHAM, MASSACHUSETTS 02453

July 22, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Alere Inc.

Registration Statement on Form S-4

File No.: 333-189755

Ladies and Gentlemen:

Alere Inc. (the “Issuer”), and certain of its subsidiaries (the “Subsidiary Guarantors,” and together with the Issuer, the “Registrants”), have submitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), the Registrants’ registration statement on Form S-4 (File No. 333-189755) (the “Registration Statement”) relating to the Issuer’s offer to exchange (the “Exchange Offer”) up to $425,000,000 in aggregate principal amount of its 6.500% Senior Subordinated Notes due 2020 (the “Exchange Notes”) for any and all of its outstanding 6.500% Senior Subordinated Notes due 2020 (the “Outstanding Notes”) that were issued on May 24, 2013 in a transaction exempt from the registration requirements of the Securities Act. The Outstanding Notes are, and the Exchange Notes will be, guaranteed by the Subsidiary Guarantors, who are also registrants under the Registration Statement.

The Registrants are registering the Exchange Offer pursuant to the Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) set forth in Exxon Capital Holdings Corporation, available May 13, 1988, Morgan Stanley & Co., Incorporated, available June 5, 1991 and Shearman & Sterling, available July 2, 1993 (collectively, the “No-Action Letters”). The Registrants hereby represent to the Commission:

1.

The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the securities to be acquired in the registered Exchange Offer (1) could not rely on the staff position enunciated in the No-Action Letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary

Securities and Exchange Commission

July 22, 2013

resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2.	A broker-dealer may participate in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making or other trading activities, provided that, in connection with any resales of Exchange Notes received in exchange for such Outstanding Notes, the broker-dealer complies with the prospectus delivery requirements of the Securities Act, and the prospectus for the Exchange Offer may be used for this purpose, so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer); and the broker-dealer has not entered into any arrangement or understanding with the Registrants or an affiliate of any of the Registrants to distribute the Exchange Notes.

3.	The Registrants (i) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Notes; and (ii) will include in the letter of transmittal or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making or other trading activities: an acknowledgment that it will comply with the prospectus delivery requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer. The letter of transmittal or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any questions regarding the Registration Statement or this letter, please do not hesitate to contact me at (781) 314-4049.

Sincerely,

/s/ Jay McNamara
Jay McNamara
Senior Counsel, Corporate & Finance Alere Inc.